UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CHART ACQUISITION CORP.

(Name of Subject Company (Issuer))

CHART ACQUISITION GROUP, LLC

JOSEPH R. WRIGHT

COWEN INVESTMENTS LLC

(Names of Filing Persons (Offerors))

WARRANTS TO PURCHASE COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

16115113

(CUSIP Number of Class of Securities)

The Chart Group, L.P., Managing Member

Chart Acquisition Group LLC

555 5th Avenue, 19th Floor

New York, New York 10017

(212) 350-8205

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Douglas S. Ellenoff, Esq.

Richard Baumann, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, New York 10105

(212) 370-1300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  Third-party tender offer subject to Rule 14d-1.

☐  Issuer tender offer subject to Rule 13e-4.

☐  Going-private transaction subject to Rule 13e-3.

☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

  This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer by Chart Acquisition Group LLC (“Chart Acquisition Group”), Joseph R. Wright (“Mr. Wright”) and Cowen Investments LLC (“Cowen” and, together with Chart Acquisition Group and Mr. Wright, the “Purchasers”), for up to 3,746,150 of the issued and outstanding public warrants of Chart Acquisition Corp. (the “Company”) sold as part of the units (the “Public Warrants”) in the Company’s initial public offering to be commenced pursuant to the Agreement and Plan of Merger, dated as of January 5, 2015, by and among the Company, Tempus Applied Solutions, LLC, the Purchasers and the parties thereto.

The tender offer to purchase the Public Warrants referenced in this filing has not yet commenced, and this filing is neither an offer to purchase, nor a solicitation of an offer to sell, any securities. The tender offer to purchase the Public Warrants will be made only pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, the letter of transmittal and the related tender offer documents (the “Tender Offer Statement”), which the Purchasers will file with the with the Securities and Exchange Commission (the “SEC”). The Company will file with the SEC a Solicitation/Recommendation Statement with respect to the tender offer (the “Recommendation Statement”). THE TENDER OFFER STATEMENT AND THE RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the Tender Offer Statement and the Recommendation Statement will be mailed to holders of the Public Warrants free of charge. Investors and security holders of the Company are advised that they may also obtain free copies of the Tender Offer Statement and other documents filed by the Purchasers with the SEC (when these documents become available) and the Recommendation Statement and other documents filed by the Company (when these documents become available) on the SEC’s website at www.sec.gov.

2

Exhibit Index

Exhibit	Description

99.1	Press release, dated January 5, 2015

3